United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number 333-26427-01

KDSM, LLC
On June 20, 2003, KDSM, Inc., a Maryland corporation merged with and into KDSM, LLC, a Maryland limited liability company. KDSM, LLC was the surviving entity of that merger and is the successor to KDSM, Inc.
(Exact name of registrant as specified in its charter)
10706 Beaver Dam Road, Hunt Valley, MD 21030, (410) 568-1500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Sinclair Capital (Exact name of registrant as specified in its charter)
10706 Beaver Dam Road, Hunt Valley, MD 21030, (410) 568-1500 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock, $.01 par value per share; 11.625% High Yield Trust Offered Preferred Securities (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐ Rule 12g-4(a)(1)(ii) ☐ Rule 12g-4(a)(2)(i) ☐ Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(1)(i)X ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 12h-3(b)(2)(i) ☐ Rule 12h-3(b)(2)(ii) ☐ Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: one (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 22, 2003
KDSM, LLC
By:    Sinclair Broadcast Group, Inc., Member
BY:  /s/ David D. Smith
David D. Smith
Chief Executive Officer and President
(principal executive officer)

Sinclair Capital
BY:  /s/ David B. Amy
David B. Amy
Administrative Trustee